                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                    For the Fiscal Year Ended June 30, 1997

                         Commission File Number 0-12591


        Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan

                              (Full Title of Plan)


                             Cardinal Health, Inc.
                               5555 Glendon Court
                               Dublin, Ohio 43016


        (Name of Issuer of the Securities Held Pursuant to the Plan and
                   Address of its Principal Executive Office)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------------------
                                                                                                                 PAGE

SIGNATURES                                                                                                         2
INDEPENDENT AUDITORS' REPORT                                                                                       3

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of June 30, 1997 and 1996                                    4-5
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended June 30, 1997                                                                                            6
  Notes to Financial Statements                                                                                   7-9

SUPPLEMENTAL SCHEDULES AS OF JUNE 30, 1997 AND FOR THE YEAR ENDED JUNE 30, 1997:
  Item 27a - Schedule of Assets Held for Investment Purposes                                                      10
  Item 27d - Schedule of Reportable Transactions                                                                  11

EXHIBIT INDEX                                                                                                     12

EXHIBITS:
  Exhibit 23 - Independent Auditors' Consent                                                                      13

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   CARDINAL HEALTH, INC.
                                   PROFIT SHARING AND RETIREMENT
                                   SAVINGS PLAN

Date:  December 19, 1997           /s/ David Bearman
                                   ---------------------------------------------
                                   David Bearman, Plan Committee Member

Date:  December 19, 1997           /s/ George H. Bennett, Jr.
                                   ---------------------------------------------
                                   George H. Bennett, Jr., Plan Committee Member

Date:  December 19, 1997           /s/ Carole W. Tomko
                                   ---------------------------------------------
                                   Carole W. Tomko, Plan Committee Member

INDEPENDENT AUDITORS' REPORT

To the Plan Committee of
  Cardinal Health, Inc.
  Profit Sharing and Retirement
  Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1997 and 1996, and the changes in net assets available for benefits for the year ended June 30, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
Columbus, Ohio
November 28, 1997

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                         -------------------------------------------------------------------------------------------
                                                                                                 ASSET        ASSET        MANAGED
                                                                     SHORT-TERM      ASSET      MANAGER      MANAGER        INCOME
                                           EQUITY        EQUITY      INVESTMENT     MANAGER      GROWTH       INCOME      PORTFOLIO
                                           FUND A        FUND B         FUND         FUND         FUND         FUND          FUND
ASSETS:
Contribution receivable, primarily from
  Plan sponsor                           $   813,643  $  1,344,680  $    567,800  $   230,795  $   585,412  $   125,458  $   210,124
Investments (Notes 1 and 3):
  Mutual funds                            15,249,171    26,332,853                  2,633,260    5,465,482    2,365,524
  Money market fund                                                   10,520,930
  Stable value fund                                                                                                        1,901,237
  Equity securities
  Participant notes receivable
                                         -----------  ------------  ------------  -----------  -----------  -----------  -----------
     Total investments                    15,249,171    26,332,853    10,520,930    2,633,260    5,465,482    2,365,524    1,901,237
                                         -----------  ------------  ------------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS        $16,062,814  $ 27,677,533  $ 11,088,730  $ 2,864,055  $ 6,050,894  $ 2,490,982  $ 2,111,361
                                         ===========  ============  ============  ===========  ===========  ===========  ===========

                                         ------------------------------------------------------------------------------------
                                                                    SUPPLEMENTAL INFORMATION BY FUND
                                         ------------------------------------------------------------------------------------
                                           PBHG                 PBHG
                                         EMERGING    PBHG      JANUS       SPARTAN                 PARTICIPANT
                                          GROWTH    GROWTH    WORLDWIDE   US EQUITY    COMPANY        NOTES      COMBINED
                                           FUND      FUND       FUND        FUND       STOCK       RECEIVABLE      FUNDS
ASSETS:
Contribution receivable, primarily from
  Plan sponsor                           $  24,668  $  17,662  $  63,310  $  41,649  $  1,318,778               $ 5,343,979
Investments (Notes 1 and 3):
  Mutual funds                             177,048    136,191    553,184    187,713                              53,100,426
  Money market fund                                                                                              10,520,930
  Stable value fund                                                                                               1,901,237
  Equity securities                                                                    17,139,456                17,139,456
  Participant notes receivable                                                                     $ 2,175,089    2,175,089
                                         ---------  ---------  ---------  ---------  ------------  -----------  -----------
     Total investments                     177,048    136,191    553,184    187,713    17,139,456    2,175,089   84,837,138
                                         ---------  ---------  ---------  ---------  ------------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS        $ 201,716  $ 153,853  $ 616,494  $ 229,362  $ 18,458,234  $ 2,175,089  $90,181,117
                                         =========  =========  =========  =========  ============  ===========  ===========

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                          --------------------------------------------------------------------------
                                                                                                                          ASSET
                                                                                         SHORT-TERM        ASSET         MANAGER
                                                             EQUITY         EQUITY       INVESTMENT       MANAGER        GROWTH
                                                             FUND A         FUND B          FUND           FUND           FUND

ASSETS:
  Contribution receivable, primarily from Plan sponsor    $   799,794    $ 1,453,607    $   623,691    $   221,434    $   439,172
  Investments (Notes 1 and 3):
    Mutual funds                                           11,959,000     23,980,895                     1,915,528      2,952,622
    Money market fund                                                                    11,956,400
    Stable value fund
    Equity securities
    Participant notes receivable
                                                          -----------    -----------    -----------    -----------    -----------

           Total investments                               11,959,000     23,980,895     11,956,400      1,915,528      2,952,622
                                                          -----------    -----------    -----------    -----------    -----------


NET ASSETS AVAILABLE FOR BENEFITS                         $12,758,794    $25,434,502    $12,580,091    $ 2,136,962    $ 3,391,794
                                                          ===========    ===========    ===========    ===========    ===========

                                                          -----------------------------------------------------------------------
                                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                                          -----------------------------------------------------------------------
                                                              ASSET        MANAGED
                                                             MANAGER        INCOME                     PARTICIPANT
                                                             INCOME       PORTFOLIO       COMPANY         NOTES         COMBINED
                                                              FUND           FUND          STOCK       RECEIVABLE        FUNDS

ASSETS:
  Contribution receivable, primarily from Plan sponsor    $   133,548    $   207,316    $   796,308                   $ 4,674,870
  Investments (Notes 1 and 3):
    Mutual funds                                            2,253,289                                                  43,061,334
    Money market fund                                                                                                  11,956,400
    Stable value fund                                                      1,657,636                                    1,657,636
    Equity securities                                                                     9,334,423                     9,334,423
    Participant notes receivable                                                                       $ 1,698,748      1,698,748
                                                          -----------    -----------    -----------    -----------    -----------

           Total investments                                2,253,289      1,657,636      9,334,423      1,698,748     67,708,541
                                                          -----------    -----------    -----------    -----------    -----------


NET ASSETS AVAILABLE FOR BENEFITS                         $ 2,386,837    $ 1,864,952    $10,130,731    $ 1,698,748    $72,383,411
                                                          ===========    ===========    ===========    ===========    ===========

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 1997
--------------------------------------------------------------------------------------------------------------------------
                                                                                         SUPPLEMENTAL INFORMATION BY FUND
                                                            --------------------------------------------------------------


                                                                                                  SHORT-TERM        ASSET
                                                                    EQUITY          EQUITY        INVESTMENT       MANAGER
                                                                    FUND A          FUND B           FUND            FUND
INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified plans          $137,042        $198,202         $68,782       $138,637
  Contributions from Plan sponsor                                 1,163,405       1,928,305         765,269        324,464
  Contributions from Plan participants                            1,018,180       1,681,491         512,015        279,375
  Loan repayments                                                   105,206         228,384         204,326         22,863
  Investment income:
    Dividends                                                     1,544,141         816,135         583,123        203,819
    Interest on loans                                                22,154          55,563          37,411          3,986
  Net appreciation in fair value of investments                   1,487,208       4,921,522                        242,720
                                                                -----------     -----------     -----------     ----------

           Total increases                                        5,477,336       9,829,602       2,170,926      1,215,864
                                                                -----------     -----------     -----------     ----------

DECREASES IN NET ASSETS:
  Retirement benefits                                           (1,437,845)     (2,897,758)     (2,487,951)      (269,939)
  Loan withdrawals                                                (282,666)       (532,231)       (359,928)       (64,891)
  Miscellaneous other                                              (15,933)         (9,619)        (28,573)        (4,424)
  Interfund transfers - net                                       (436,872)     (4,146,963)       (785,835)      (149,517)
                                                                -----------     -----------     -----------     ----------

           Total (decreases) increases                          (2,173,316)     (7,586,571)     (3,662,287)      (488,771)
                                                                -----------     -----------     -----------     ----------

INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS                                            3,304,020       2,243,031     (1,491,361)        727,093

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                               12,758,794      25,434,502      12,580,091      2,136,962
                                                                -----------     -----------     -----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                                    $16,062,814     $27,677,533     $11,088,730     $2,864,055
                                                                ===========     ===========     ===========     ==========








                                                                -------------------------------------------------------------------
                                                                                         SUPPLEMENTAL INFORMATION BY FUND
                                                                -------------------------------------------------------------------

                                                                     ASSET          ASSET         MANAGED        PBHG
                                                                    MANAGER        MANAGER        INCOME       EMERGING       PBHG
                                                                     GROWTH         INCOME       PORTFOLIO      GROWTH       GROWTH
                                                                      FUND           FUND          FUND          FUND         FUND
INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified plans          $442,413        $33,107       $91,511          $701         $357
  Contributions from Plan sponsor                                   800,535        181,778     (190,851)        25,411       18,227
  Contributions from Plan participants                              655,263        161,032       225,392         3,851        2,301
  Loan repayments                                                    35,795         23,376        25,635            79           79
  Investment income:
    Dividends                                                       343,127        173,453        99,651
    Interest on loans                                                 7,068          4,409         3,254            23           23
  Net appreciation in fair value of investments                     655,152        100,086                      25,429       14,913
                                                                 ----------     ----------    ----------      --------     --------

           Total increases                                        2,939,353        677,241       254,592        55,494       35,900
                                                                 ----------     ----------    ----------      --------     --------

DECREASES IN NET ASSETS:
  Retirement benefits                                             (316,825)      (299,330)     (234,426)         (845)         (72)
  Loan withdrawals                                                (112,585)       (57,183)      (44,342)         (724)
  Miscellaneous other                                               (3,493)        (4,423)       (6,035)
  Interfund transfers - net                                         152,650      (212,160)       276,620       147,791      118,025
                                                                 ----------     ----------    ----------      --------     --------

           Total (decreases) increases                            (280,253)      (573,096)       (8,183)       146,222      117,953
                                                                 ----------     ----------    ----------      --------     --------

INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS                                            2,659,100        104,145       246,409       201,716      153,853

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                                3,391,794      2,386,837     1,864,952
                                                                 ----------     ----------    ----------      --------     --------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                                     $6,050,894     $2,490,982    $2,111,361      $201,716     $153,853
                                                                 ==========     ==========    ==========      ========     ========









                                                                  ------------------------------------------------------------------
                                                                                         SUPPLEMENTAL INFORMATION BY FUND
                                                                  ------------------------------------------------------------------
                                                                    JANUS       SPARTAN                  PARTICIPANT
                                                                  WORLDWIDE    US EQUITY     COMPANY        NOTES         COMBINED
                                                                     FUND         FUND        STOCK       RECEIVABLE        FUNDS
INCREASES IN NET ASSETS:
  Contributions transferred from previous qualified plans            $3,481      $37,388      $251,369                    $1,402,990
  Contributions from Plan sponsor                                    65,242       42,970     1,752,211                     6,876,966
  Contributions from Plan participants                                9,458        5,822     1,296,832                     5,851,012
  Loan repayments                                                       160           79        31,244    $(677,226)
  Investment income:
    Dividends                                                                        551        20,934                     3,784,934
    Interest on loans                                                    42           23         6,337                       140,293
  Net appreciation in fair value of investments                      38,407        9,426     1,931,094                     9,425,957
                                                                   --------     --------   -----------    ----------     -----------

           Total increases                                          116,790       96,259     5,290,021     (677,226)      27,482,152
                                                                   --------     --------   -----------    ----------     -----------

DECREASES IN NET ASSETS:
  Retirement benefits                                                  (32)      (3,748)   (1,360,762)     (301,419)     (9,610,952)
  Loan withdrawals                                                    (646)                                1,455,196
  Miscellaneous other                                                                            (784)         (210)        (73,494)
  Interfund transfers - net                                         500,382      136,851     4,399,028
                                                                   --------     --------   -----------    ----------     -----------

           Total (decreases) increases                              499,704      133,103     3,037,482     1,153,567     (9,684,446)
                                                                   --------     --------   -----------    ----------     -----------

INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS                                              616,494      229,362     8,327,503       476,341      17,797,706

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                                                          10,130,731     1,698,748      72,383,411
                                                                   --------     --------   -----------    ----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                                       $616,494     $229,362   $18,458,234    $2,175,089     $90,181,117
                                                                   ========     ========   ===========    ==========     ===========




See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
--------------------------------------------------------------------------------

1.    ACCOUNTING POLICIES

      The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The statements of net assets available for benefits include investments in mutual funds, money market funds, stable value funds and equity securities valued at quoted market prices on the last business day of the plan year. Participants notes receivable are valued at cost plus accrued interest which approximates fair value.

2.    DESCRIPTION OF PLAN

      Substantially all employees of Cardinal Health, Inc. and certain of its subsidiaries (collectively referred to as the employer, Plan sponsor or Company) not covered by a collective bargaining agreement and who have completed 1,000 or more hours of credited service are eligible to participate in the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan (the "Plan"). The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of new employees from other previously unrelated qualified plans.

      The Plan allows employees to authorize payroll deductions up to the lesser of 15% of their credited compensation or the maximum allowed under the IRS guidelines. In addition, Company Matching Contributions are 75% of the Participant Elected Contributions up to 3% of credited compensation. The Company also makes profit sharing contributions ("Profit Sharing Contributions") to the Plan on behalf of each eligible employee who completes at least 1,000 hours of service and was an eligible employee on the last day of the plan year. The Company's Profit Sharing Contributions each plan year consist of: (a) automatic contributions equal to 3% of total credited compensation for all eligible participants; and (b) additional contributions, if any, determined at the sole discretion of the Company, which are allocated to participants based first upon their credited compensation in excess of the Social Security taxable wage base (up to 6.06% of such excess) and next, pro rata, based upon total credited compensation. The investment of such contributions is generally directed by the employee into one or more of the following investment options: a money market fund, a stable value fund, one of nine mutual funds or the Company's common stock fund established under the Plan.

      All participants in the Plan who were employed by the Company on its commencement date are fully vested in all plan benefits which accrue to their account. Participants hired after the plan commencement date who did not terminate employment prior to April 1, 1989 have a nonforfeitable right to accrued benefits pertaining to Participant Elected Contributions and transfer contributions at all times, and a nonforfeitable right to accrued benefits from Company Matching Contributions and Profit Sharing Contributions in the event of retirement or other termination of employment: (a) on or after the participant's 65th birthday; (b) on account of permanent disability; (c) by reason of death; or (d) after completion of 5 years of service. Any such individuals whose employment terminates under other circumstances will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing contributions determined under a 5-year schedule based on years of servce. Participants hired after the plan commencement date who terminated employment prior to April 1, 1989 and newly hired participants after December 31, 1996, whose employment terminates under circumstances other than retirement will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing Contributions determined under a 7-year schedule, based on years of service. All other unvested accrued benefits will be forfeited and used to reduce Company contributions. All administrative expenses are paid by the Plan, excluding loan fees which are paid by the borrowing participant.

      Effective January 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Interest rates ranged from 9.25 percent to 10 percent at June 30, 1996 and 8 percent to 10.25 percent at June 30, 1997. Principal and interest is paid ratably through regular payroll deductions.

      Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's account or monthly installments. As of June 30, 1997 and 1996, benefits payable to terminated employees were $340,645 and $177,702, respectively. These amounts are included on line 31g of the Plan's Form 5500.

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.


      In September 1994, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

      For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3.    INVESTMENT CONTRACT VALUATION

      The Plan has invested in a collective investment trust with Fidelity Institutional Retirement Services Company (Fidelity) which invests solely in fully benefit responsive guaranteed investment contracts. The guaranteed investment contracts in the trust are issued by insurance companies. Fidelity maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals (crediting interest rate was 4.15% to 9.63% on June 30, 1997). The average yield was 5.79% for fiscal year ending June 30, 1997. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals.

4.    PLAN INVESTMENTS

      Investments of more than five percent of net assets at June 30, 1997 and 1996 consisted of:


                                                   1997                               1996
                                      -----------------------------       -----------------------------
                                        MARKET                              MARKET
                                         VALUE            COST               VALUE             COST

Equity Securities - Cardinal
  Health, Inc. Common Shares          $17,139,456       $11,967,330       $ 9,334,423       $ 5,334,622
Money Market Funds - Fidelity
  Retirement Government Money
  Market Portfolio                     10,520,930        10,520,930        11,956,400        11,956,400
Mutual Funds:
  Fidelity Puritan Fund                15,249,171        12,717,913        11,959,000        10,638,033
  Fidelity Magellan Fund               26,332,853        21,121,858        23,980,895        23,149,184
  Fidelity Asset Manager Growth         5,465,482         4,584,307


                                   * * * * * *

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AS OF JUNE 30, 1997
---------------------------------------------------------------------------------------------------------

UNITS/                                                                        MARKET
SHARES                            DESCRIPTION                                  VALUE             COST

                       Mutual Funds:
      789,295              Fidelity Puritan Fund                            $15,249,171       $12,717,913
      289,213              Fidelity Magellan Fund                            26,332,853        21,121,858
      146,049              Fidelity Asset Manager Fund                        2,633,260         2,291,716
      293,370              Fidelity Asset Manager Growth Fund                 5,465,482         4,584,307
      196,146              Fidelity Asset Manager Income Fund                 2,365,524         2,187,335
        7,618              Fidelity PBHG Emerging Growth Fund                   177,048           151,775
        5,498              Fidelity PBHG Growth Fund                            136,191           121,285
       13,802              Fidelity Janus Worldwide Fund                        553,184           514,830
        5,855              Fidelity Spartan US Equity Fund                      187,713           178,823
                                                                            -----------       -----------
                                   Total Mutual Funds                        53,100,426        43,869,842

   10,520,930          Money Market Fund - Fidelity Retirement
                         Government Money Market Portfolio                   10,520,930        10,520,930
      299,379          Equity Securities - Cardinal Health, Inc.             17,139,456        11,967,330
    1,901,237          Stable Value Fund - Fidelity Managed Income
                           Portfolio Fund                                     1,901,237         1,901,237
                       Participant Notes Receivable - interest rate
                         8% - 10.25%, maturing 1997 through 2012              2,175,089         2,175,089
                                                                            -----------       -----------

                       TOTAL                                                $84,837,138       $70,434,428
                                                                            ===========       ===========

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN


SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1997
----------------------------------------------------------------------------------------------------------------------------

                                                                                                COST OF ASSET          NET
                                                          PURCHASES (1)       PROCEEDS (1)     AT DATE OF SALE         GAIN
SERIES OF REPORTABLE TRANSACTIONS:
  Mutual Funds:
    Fidelity Puritan Fund                                   $4,988,605        $3,185,641         $2,908,725         $276,916
    Fidelity Magellan Fund                                   5,709,362         8,278,926          7,736,688          542,238
    Fidelity Asset Manager Growth Fund                       2,743,910           886,202            803,306           82,896
    Fidelity Retirement Government Money Market
     Portfolio                                               2,767,284         4,202,754          4,202,754
  Common Stock - Cardinal Health, Inc.                       8,228,997         2,355,059          1,596,289          758,770


(1) Purchase price and selling price are equal to current value at date of transaction.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

EXHIBIT INDEX
--------------------------------------------------------------------------------
                                                                            Page

Exhibit 23 - Independent Auditors' Consent                                   13




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